Exhibit 99.2

For immediate release

March 30, 2010

Press Release

Niketo Co Ltd Receives Dividend From Niger Uranium Ltd

Toronto, Ontario – Niketo Co. Ltd. (“Niketo”), a wholly owned subsidiary of NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT”) would like to announce that it has received its proportionate share of the Dividend announced by Niger Uranium Ltd (“Niger”) on 16 Feb 2010. The dividend, as announced by Niger Uranium, was from the disposal of 14,000,000 shares in Kalahari Minerals plc. Niketo received GBP 6,828,700 based on its interest in Niger Uranium.

Contact and Information

2 Kleomenous Str.,
2nd Floor
1061 Nicosia
Cyprus